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                              TROUTMAN SANDERS LLP
                                ATTORNEYS AT LAW
                              BANK OF AMERICA PLAZA
                     600 PEACHTREE STREET, N.E. - SUITE 5200
                           ATLANTA, GEORGIA 30308-2216
                             www.troutmansanders.com
                             TELEPHONE: 404-885-3000
                             FACSIMILE: 404-885-3900

Thomas J. Schramkowski                                 Direct Dial: 404-885-3386
tom.schramkowski@troutmansanders.com                   Direct Fax:  404-962-6782


                                  June 28, 2005


VIA EDGAR AND FACSIMILE (202-772-9218)

United States Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attn:  Eduardo Aleman
       Staff Attorney

     Re: Further SEC Comments to AGCO Corporation Form S-4, Filed May 26, 2005, File No. 333-125233, and Schedule TO-I, Filed May 26, 2005,
          File No. 005-43776

Dear Mr. Aleman:

         On June 24, 2005, we held several telephone conference calls with you and other members of the Staff regarding further comments that the Staff had to the above referenced documents. One of the Staff's requests was for AGCO Corporation to provide its analysis that the amendments made to its exchange offer prospectus are not material, such that AGCO would not need to extend the offer for five business days following re-circulation of a final prospectus. The purpose of this letter is to provide the requested analysis.

         Rule 14d-4(d) of the Securities Exchange Act of 1934 states that a material change made to information (other than to price or share levels) provided in a prospectus sent or given to security holders shall be promptly disseminated to holders, and, in a registered offer in which the consideration consists solely or partially of registered securities, the offer must remain open for five business days from the date that such material changes are disseminated to holders. AGCO disseminated a prospectus to holders of original notes on May 26, 2005 in an exchange offer registered on Form S-4, which prospectus has been amended three times in response to comments received from the Staff regarding terms other than price or share levels. The holders consist of approximately 65 sophisticated, Rule 144A purchasers.

         Under federal securities laws, information is considered material only if it is important to investors in making a securities-related decision (TSC Industries, Inc. v. Northway, Inc., 426 U.S. 438 (1976)). The comments provided by the Staff, while helpful to clarifying certain sections of the prospectus, did not change the substance of the information provided to the extent that


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TROUTMAN SANDERS LLP
 ATTORNEYS AT LAW

June 28, 2005
Page 2


note holders would view the changes made as important to their understanding of the exchange offer. Most of the Staff's comments were targeted at strengthening the disclosures made by AGCO in the prospectus, which, when viewed by holders, would actually further bolster their decision to participate in the offer. In particular, the Staff's comments to the "United States Federal Tax Considerations" section of the prospectus did not add any negative tax consequences for holders participating in the offer, but rather reinforced the discussion with greater detail regarding the effects of the exchange offer. The balance of the Staff's comments were made on technical points which, while important to AGCO's compliance with federal securities laws, would be less helpful to investors focused on making a decision to participate in the offer.

         In support of the foregoing, we note that based on the less positive disclosures made by AGCO in the initial prospectus over 99% of the holders had tendered their securities for exchange as of June 23, 2005.

         Therefore, given the level of sophistication of the holders of the original notes in the exchange offer and the fact that no substantive term of the prospectus changed as a result of the Staff's comments, the changes made to AGCO's prospectus since the date of its original dissemination do not rise to the level of materiality that is required by Rule 14d-4(d) to extend the exchange offer. As a result, while AGCO will disseminate a final prospectus to all holders of original notes, it is not required to further extend the exchange offer following the dissemination.

         We would be happy to further discuss this issue with you should you require any additional information. Please do not hesitate to contact me at
(404) 885-3386 or Brink Dickerson at (404) 885-3822.

                                           Best regards,


                                           /s/ Thomas J. Schramkowski
                                           Thomas J. Schramkowski


cc:   Brink Dickerson, Troutman Sanders LLP
      Andy Beck, AGCO Corporation